                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No. __)*


                  MEDICAL MANAGER CORPORATION
                  ---------------------------
                       (Name of Issuer)


                  Common Stock, $.01 par value
                  ---------------------------
                 (Title of Class of Securities)


                         58461C 10 3
                  ---------------------------
                       (CUSIP Number)

                   D. Gilbert Friedlander
                 5400 Legacy Drive, H3-3A-05
                     Plano, Texas  75024
                       (214) 605-5584
              ----------------------------------
             (Name, Address and Telephone Number
              of Person Authorized to Receive
                 Notices and Communications)

                       February 4, 1997
                 ----------------------------
                (Date of Event which Requires
                  Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box    /  /.

CUSIP No. 58461C 10 3                       PAGE 2 OF 13 PAGES

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58461C 10 3                       PAGE 3 OF 13 PAGES

                             SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Electronic Data Systems Corporation     75-2548221

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /  /
                                                            (b) /  /
     Inapplicable

3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /

     Inapplicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               7    SOLE VOTING POWER
                      1,221,896
   NUMBER OF   ____________________________________________________
    SHARES     8    SHARED VOTING POWER
 BENEFICIALLY         Inapplicable
  OWNED BY     ____________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING           1,221,896
   PERSON      ____________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                      Inapplicable

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,221,896 shares

CUSIP No. 58461C 10 3                       PAGE 4 OF 13 PAGES

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   /  /

     Inapplicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     6.9%

14   TYPE OF REPORTING PERSON

     CO

CUSIP No. 58461C 10 3                       PAGE 5 OF 13 PAGES

Item 1.    Security and Issuer

           Common Stock, par value $.01 per share, of MEDICAL MANAGER CORPORATION,
           3001 N. Rocky Point Drive, Suite 100
           Tampa, FL  33607-1439

Item 2.    Identity and Background

           (a)   The reporting person is Electronic Data Systems
                 Corporation ("EDS"), a Delaware corporation.

           (b) The business address of EDS is 5400 Legacy Drive, Plano, Texas 75024-3199.

           (c) The principal business of EDS is the application of information technology, generally performing management consulting services, systems development, systems integration, systems management, and process management.

           (d) No, with respect to all executive officers and directors of EDS. (See list of executive officers and directors below.)

           (e) No, with respect to all executive officers and directors of EDS. (See list of executive officers and directors below.)

           (f) All executive officers and directors of EDS are United States citizens.

       The executive officers and directors of EDS are listed below. Messrs. Alberthal, Fernandes and Heller are executive officers and directors. Messrs. Burger, Castle, Chiapparone, Grant, Linderman and Reeves are executive officers. The others are directors.

       Name & Business Address      Principal Occupation
       Lester M. Alberthal, Jr.     Chairman of the Board and
       5400 Legacy Drive            Chief Executive Officer of EDS
       Plano, Texas  75024

       James A. Baker, III          Senior Partner -
       One Shell Plaza              Baker & Botts, L.L.P.
       910 Louisiana
       Houston, Texas  77002

CUSIP No. 58461C 10 3                       PAGE 6 OF 13 PAGES


       Name and Business Address    Principal Occupation
       Hartmut Burger               Executive Vice President of EDS
       5400 Legacy Drive
       Plano, Texas  75024

       John R. Castle, Jr           Executive Vice President of EDS
       5400 Legacy Drive
       Plano, Texas  75024

       Richard Cheney               Chairman, President and CEO -
       3600 Lincoln Plaza           Halliburton Company
       500 N. Akard St.
       Dallas, Texas  75201

       Paul J. Chiapparone          Executive Vice President of EDS
       5400 Legacy Drive
       Plano, Texas  75024

       Gary Fernandes               Vice Chairman and Director of EDS
       5400 Legacy Drive
       Plano, Texas  75024

       Joseph M. Grant              Executive Vice President of EDS
       5400 Legacy Drive
       Plano, Texas  75024

       William H. Gray, III         President and Chief Executive
       United Negro College Fund    Officer - The College Fund/UNCF
       Willow Oaks Corporate Dr.
       P. O. Box 10444
       Fairfax, Virginia  22031

       Ray J. Groves                part-time Chairman -
       787 Seventh Avenue           Legg Mason Merchant Banking, Inc.
       26th Floor
       New York, New York  10019

       Jeffrey M. Heller            President, Chief Operating
       5400 Legacy Drive            Officer and Director of EDS
       Plano, Texas  75024

CUSIP No. 58461C 10 3                       PAGE 7 OF 13 PAGES

       Name and Business Address    Principal Occupation
       Ray L. Hunt                  Chairman, CEO, President, and
       Fountain Place               Director - RRH Corporation and
       1445 Ross at Field           Hunt Consolidated, Inc.
       Dallas, Texas  75202-2785

       C. Robert Kidder             Chairman and CEO -
       180 East Broad Street        Borden, Inc.
       Columbus, Ohio  43215

       Dean Linderman               Executive Vice President of EDS
       5400 Legacy Drive
       Plano, Texas  75024

       G. Stuart Reeves             Executive Vice President of EDS
       5400 Legacy Drive
       Plano, Texas  75024

       Judith Rodin                 President - Univ. of Pennsylvania
       Univ. of Pennsylvania
       Office of the President
       121 College Hall
       Philadelphia, Pennsylvania  19104

       Enrique J. Sosa              Executive Vice President -
       200 E. Randolph Drive        Amoco Corporation
       MC 3000
       Chicago, Illinois  60601

Item 3.    Source and Amount of Funds or Other Consideration

           EDS is financing the aggregate purchase price from working capital.

Item 4.    Purpose of Transaction

           The acquisition of the subject securities by EDS is for investment purposes only, for its own account and not for distribution or resale, and EDS has no present intention of distributing or reselling the securities or any part thereof; however, the disposition of EDS' property, including the securities, remains within EDS' control. (Also see Item 6 below.)

           (a)   Inapplicable

           (b)   Inapplicable

CUSIP No. 58461C 10 3                       PAGE 8 OF 13 PAGES

           (c)   Inapplicable

           (d)   Inapplicable

           (e)   Inapplicable

           (f)   Inapplicable

           (g)   Inapplicable

           (h)   Inapplicable

           (i)   Inapplicable

           (j)   Inapplicable

Item 5.    Interest in Securities of the Issuer

           (a)   EDS beneficially owns 1,221,896 shares of Common
                 Stock of the Issuer, or 6.9%.

           (b) EDS has the sole power to vote 1,221,896 shares of Common Stock of the Issuer.

           (c)   None

           (d)   Inapplicable

           (e)   Inapplicable

Item 6. Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

           EDS' investment in the securities was contingent upon the merger of the Issuer with National Medical Systems, Inc., a Florida corporation, and the acquisition by the Issuer of additional medical software development and distribution companies - all of which occurred at the time of the initial public offering of the Issuer.

CUSIP No. 58461C 10 3                       PAGE 9 OF 13 PAGES

           EDS agreed not to sell the subject securities, pursuant to the provisions of a Lock-Up Agreement, for 180 days from February 4, 1997, with certain exceptions. Pursuant to provisions of a Stock Purchase Agreement, EDS has certain registration rights with respect to the subject securities, conditioned upon the occurrence of certain events. For so long as EDS holds at least 25% of the securities of the Issuer reported herein as beneficially owned, it has the right to designate an observer to the Board of Directors of the Issuer, and shall be provided advance notice of meetings and advance materials relating to such meetings of the Board. The Issuer agreed to afford EDS preferential treatment in the creation of an electronic data interchange relationship ("EDI") with respect to government sector and Blue Cross/Blue Shield relationships - not to the financial or competitive detriment of the Issuer and its subsidiaries. Subject to certain exceptions, the Issuer has agreed that, prior to February 4, 1998, it will not enter into any exclusive relationship for EDI services involving the government sector and Blue Cross/Blue Shield. The Issuer and EDS have also agreed to cooperate in good faith to establish a business relationship for the provision of EDI and other services by May 5, 1997.

Item 7.    Material to be Filed as Exhibits

           Exhibit 1    Lock-Up Agreement

CUSIP No. 58461C 10 3                       PAGE 10 OF 13 PAGES


                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 7, 1997
                                  ---------------------------
                                             Date


                                  /s/ D. Gilbert Friedlander
                                  ---------------------------
                                         Signature


                                  D. Gilbert Friedlander,
                                  Senior Vice President of
                                  Electronic Data Systems Corporation
                                  -----------------------------------
                                        Name/Title